Exhibit 99.1

FINANCIAL STATEMENTS

Condensed consolidated interim unaudited financial statements

For the three and nine-month periods ended September 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, except where otherwise indicated)

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of financial position

(Amounts expressed in thousands of Canadian dollars - unaudited)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	As at September 30, 2024	As at December 31, 2023
ASSETS
CURRENT
Cash and cash equivalents		56,502	36,332
Grants receivable and other current assets		1,025	1,334
Sales taxes receivable		1,499	1,061
Tax credits receivable		515	1,502
Prepaid expenses		1,930	2,697
Total current assets		61,471	42,926

NON-CURRENT
Tax credits receivable		9,471	8,846
Investment - Listed shares		300	1,075
Property, plant and equipment	6	72,828	66,619
Intangible assets		42	59
Right-of-use assets		1,617	1,884
Deposits		2,210	2,530
Total non-current assets		86,468	81,013
Total assets		147,939	123,939

LIABILITIES
CURRENT
Accounts payable and other	7	12,974	9,798
Deferred grants		875	1,255
Convertible notes	8	14,814	53,624
Derivative warrant liability	9	5,942	—
Current portion of lease liabilities		463	451
Current portion of borrowings		247	480
Total current liabilities		35,315	65,608

NON-CURRENT
Asset retirement obligation		964	987
Lease liabilities		1,359	1,636
Borrowings		828	1,278
Total non-current liabilities		3,151	3,901
Total liabilities		38,466	69,509

EQUITY
Share capital		343,954	238,823
Other reserves	8	3,253	7,692
Contributed surplus		34,235	28,502
Deficit		(271,969)	(220,587)
Total equity		109,473	54,430
Total liabilities and equity		147,939	123,939
Going Concern	1
Commitments	18

APPROVED BY THE BOARD OF DIRECTORS

/s/ Eric Desaulniers – “Director”

/s/ Daniel Buron – “Director”

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of loss and comprehensive loss

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		For the three-month periods ended		For the nine-month periods ended
		September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	Notes	$	$	$	$
EXPENSES
Exploration and evaluation expenses	11	1,760	1,330	23,827	5,716
Battery Material Plant project expenses	12	10,434	6,790	27,199	16,688
General and administrative expenses	13	6,865	4,927	19,881	17,574
Operating loss		19,059	13,047	70,907	39,978
Net financial costs (income)	14	(11,097)	2,379	(19,825)	(872)
Loss before tax		7,962	15,426	51,082	39,106
Income tax		100	100	300	300
Net loss and comprehensive loss		8,062	15,526	51,382	39,406

Basic and diluted loss per share		0.07	0.26	0.52	0.66
Weighted average number of shares outstanding		113,327,700	60,746,564	98,022,452	59,378,171

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of changes in equity

(Amounts expressed in thousands of Canadian dollars - unaudited)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Contributed	For the nine-month period ended September 30, 2024
				surplus and
			Share capital	warrants	Other reserves	Deficit	Total equity
	Notes	Number	$	$	$	$	$
Balance as at January 1, 2024		60,903,898	238,823	28,502	7,692	(220,587)	54,430
Shares issued - Lac Guéret Property acquisition	11	6,208,210	18,625	—	—	—	18,625
Shares issued from Private Placement	9	43,750,000	82,388	—	—	—	82,388
Options exercised	10.2	137,500	507	(184)	—		323
Share-based compensation		—	—	5,917	—	—	5,917
Settlement of interest on Convertible Notes	8	1,579,043	6,417	—	(4,439)	—	1,978
Share issue costs		—	(2,806)	—	—	—	(2,806)
Net loss and comprehensive loss		—	—	—	—	(51,382)	(51,382)
Balance as at September 30, 2024		112,578,651	343,954	34,235	3,253	(271,969)	109,473

				Contributed	For the nine-month period ended September 30, 2023
				surplus and
			Share capital	warrants	Other reserves	Deficit	Total equity
	Notes	Number	$	$	$	$	$
Balance as at January 1, 2023		55,873,898	210,786	25,313	829	(164,604)	72,324
Shares issued from offering	10.1	4,850,000	29,565	—	—	—	29,565
Options exercised	10.2	180,000	956	(380)	—	—	576
Share-based compensation		—	—	2,669	—	—	2,669
Settlement of interest on Convertible Notes	8	—	—	—	5,054	—	5,054
Share issue costs		—	(2,484)	—	—	—	(2,484)
Net loss and comprehensive loss		—	—	—	—	(39,406)	(39,406)
Balance as at September 30, 2023		60,903,898	238,823	27,602	5,883	(204,010)	68,298

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of cash flow

(Amounts expressed in thousands of Canadian dollars - unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the nine-month periods ended
		September 30, 2024	September 30, 2023
	Notes	$	$
OPERATING ACTIVITIES
Net loss		(51,382)	(39,406)
Adjustments for non-cash items:
Depreciation and amortization		7,023	5,508
Change in fair value - Listed shares		775	(425)
Change in fair value - Embedded derivatives	8	—	(6,600)
Change in fair value - Derivative warrant liability	9	(30,819)	—
Interest on convertible notes	8	1,978	5,054
Lac Guéret Property acquisition	11	18,625	—
Loss on convertible notes settlement	8	7,548	—
Unrealized foreign exchange loss (gain)		1,716	(40)
Loss on write-off/disposal of property, plant and equipment	6	1,098	5
Share-based compensation	10.2	5,398	2,253
Accretion included within financial costs		1,773	3,299
Net change in working capital	15	1,081	1,384
Cash flows used in operating activities		(35,186)	(28,968)

INVESTING ACTIVITIES
Additions to property, plant, and equipment, net of grants	15	(9,361)	(8,977)
Deposits		318	263
Cash flows used in investing activities		(9,043)	(8,714)

FINANCING ACTIVITIES
Proceeds from private placement	9	67,870	29,565
Convertible notes issue costs		—	(659)
Repayment of borrowings		(683)	(168)
Repayment of lease liabilities		(346)	(319)
Proceeds from the exercise of stock options		323	576
Share issue costs		(2,685)	(2,484)
Cash flows from financing activities		64,479	26,511

Effect of exchange rate changes on cash		(80)	(160)

Net change in cash and cash equivalents		20,170	(11,331)
Cash and cash equivalents at the beginning of the period		36,332	59,924
Cash and cash equivalents at the end of the period		56,502	48,593
Non-cash investing and financing activities	15

The accompanying notes are an integral part of the condensed consolidated interim financial statement.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nouveau Monde Graphite Inc. (the “Company”, or “parent company”) was established on December 31, 2012, under the Canada Business Corporations Act. The Company specializes in exploration, evaluation and development of mineral properties located in Québec and is developing a natural graphite-based anode material that would qualify as battery-grade material to supply the lithium-ion industry.

The Company’s shares are listed under the symbol NMG on the New York Stock Exchange (“NYSE”), NOU on the TSX Venture Exchange (“TSXV”), and NM9A on the Frankfurt Stock Exchange. The Company’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company’s condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due for the foreseeable future.

During the nine-month period ended September 30, 2024, the Company reported a net loss after tax of $51.4 million, cash outflows from operating activities of $35.2 million and an accumulated deficit of $272 million and has yet to generate positive cash flows or earnings. Based on all available information about the future, which includes at least, but not limited to, the next twelve months, management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures.

These circumstances indicate the existence of material uncertainties that cast substantial doubt as to the ability of the Company to continue as a going concern and accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The Company’s ability to continue future operations and fund its development and acquisition activities is dependent on management's ability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.

2.	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The Company’s condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting, and also using the same accounting policies and procedures as those used for the Company’s audited consolidated financial statements as at December 31, 2023. These condensed consolidated interim financial statements do not include all the disclosures and notes required for annual consolidated financial statements and should therefore be read with the Company’s audited consolidated financial statements as at December 31, 2023, which have been prepared in accordance with IFRS.

The condensed consolidated interim financial statements for the three and nine-month periods ended September 30, 2024 (including comparative statements) were approved and authorized for publication by the Board of Directors on November 12, 2024.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES
3.1	EXPLORATION AND EVALUATION EXPENDITURES

Exploration and evaluation expenditures are costs incurred during the initial search for mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

All expenditures relating to exploration and evaluation are expensed as incurred in the consolidated statement of loss and comprehensive loss until the property reaches the development stage. Costs related to exploration and evaluation include topographical, geological, geochemical and geophysical studies, mining claims, exploration drilling, trenching, sampling, research and development costs specific to a mining project and other costs related to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource. The various costs are expensed on a property-by-property basis pending determination of the technical feasibility and commercial viability of extracting a mineral resource.

When the technical feasibility and commercial viability of extracting a mineral resource are demonstrable, exploration and evaluation expenses related to the mining property will be recorded to property and equipment in Mining assets under construction.

3.2	COMPOUND INSTRUMENTS

The common shares and the share purchase warrants issued by the Company are considered a compound financial instrument (refer to note 9). The share purchase warrants are classified as a derivative financial liability as the warrants are issued in a different currency than the Company’s functional currency. The principle known as “fixed for fixed” criterion under IFRS requires that a fixed amount of cash or another financial asset (in this case, the exercise of the share purchase warrants) be exchanged for a fixed number of equity instruments.

Derivative warrant liabilities are financial liabilities recorded at fair value. As at the issuance date, the liability component (derivative warrant liability) of the compound instrument was established by using the Black-Scholes pricing model, and the residual amount, net of the issuance cost, was allocated to the equity component of the financial instrument. The derivative warrant liability is remeasured at the end of each reporting period with subsequent changes in fair value recorded in the consolidated statement of loss and comprehensive loss. At each reporting period, the fair value of the liability related to warrants is determined using the Black-Scholes pricing model, which uses significant input that is not based on observable market data, hence the classification as Level 3 in the fair value hierarchy.

3.3	CONTINGENT PAYMENTS

The Company has an additional consideration in connection with the Asset purchase agreement of the Lac Guéret Property which the Company shall pay following the declaration of commercial production of the Uatnan project. The Company has elected not to record payments contingent on future events on day 1 and, therefore, no liability is recognized. The variable payment will be recorded once commercial production of the Uatnan project will occur.

4.	ACCOUNTING STANDARDS ADOPTED AND ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE
4.1	NEW ACCOUNTING STANDARDS ADOPTED

The Company adopted the amendments to IAS 1 Presentation of Financial Statements on classification of liabilities, effective for years beginning after January 1, 2024, which clarify when liabilities are classified as either current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional.
Additionally, the amendments eliminate the exception related to conversion features. Previously, if conversion features were at the holder's discretion, it did not affect the classification of the liability component of a convertible instrument. In light of this amendment, the Company reclassified the convertible notes from a non-current to current liability, including the 2023 comparative figures.

4.2	NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

The new Accounting Standard introduces significant changes to the structure of a company's income statement and new principles for aggregation and disaggregation of information. The main impacts of the new Accounting Standard include:

●	Introducing a newly defined "operating profit" subtotal and a requirement for all income and expenses to be allocated between three distinct categories based on the company's main business activities: Operating, investing and financing;
●	Disclosure about management performance measures;
●	Adding new principles for aggregation and disaggregation of information;
●	Requiring the cash flow statement to start with operating profit; and
●	Remove the accounting policy choice for presentation of dividend and interest.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

Amendments to IFRS 7 Financial instruments: disclosures and IFRS 9 Financial instruments

In May 2024, the IASB published Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The amendments to IFRS 9 clarify de-recognition and classification of specific financial assets and liabilities respectively while the amendments to IFRS 7 clarify the disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows on the occurrence or non-occurrence of a contingent event. The amendments to IFRS 9 and IFRS 7 are effective for annual reporting beginning on or after January 1, 2026. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

5.	ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

In preparing its consolidated financial statements, management makes several judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, and expenses.

Information about the significant estimates and assumptions that have the greatest impact on the recognition and measurement of assets, liabilities, and expenses can be found in the note 5 of the 2023 Consolidated audited annual financial statement, except for the one described below. Actual results may differ significantly.

Fair Value of the Derivative warrant liability

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company used the Black-Scholes option pricing model in determining the fair value of the derivative warrant liability which requires a number of assumptions to be made, including the volatility, the risk-free interest rate and the expected life. The Company uses its judgment to make assumptions that are mainly based on market conditions existing at the end of each reporting period. Details of the valuation model used for determining the fair value of the warrants and the assumptions used by management are disclosed in note 9.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

6.	PROPERTY, PLANT AND EQUIPMENT

	For the nine-month period ended September 30, 2024
				Furniture			Battery Material	Bécancour Battery
				and other IT		Mine under	Demonstration Plant	Material Plant
	Land	Buildings	Equipment	equipment	Rolling stock	construction [1]	under construction [1]	under construction [1]	Total
	$	$	$	$	$	$	$	$	$
COST
January 1, 2024	2,455	3,438	25,350	235	128	46,000	710	-	78,316
Additions	-	-	43	-	-	10,077	2,670	1,175	13,965
Transfers	-	-	2,121	-	-	-	(2,121)	-	-
Transfer of Right-of-use assets					230				230
Write-Off/Disposals	-	(1,410)	-	-	(8)	-	-	-	(1,418)
September 30, 2024	2,455	2,028	27,514	235	350	56,077	1,259	1,175	91,093
ACCUMULATED DEPRECIATION
January 1, 2024	-	779	10,723	134	61	-	-	-	11,697
Depreciation	-	151	6,456	33	18	-	-	-	6,658
Transfer of Right-of-use assets					230				230
Write-Off/Disposals	-	(312)	-	-	(8)	-	-	-	(320)
September 30, 2024	-	618	17,179	167	301	-	-	-	18,265
Net book value as at September 30, 2024	2,455	1,410	10,335	68	49	56,077	1,259	1,175	72,828

	For the year ended December 31, 2023
				Furniture			Battery Material
				and other IT		Mine under	Demonstration Plant
	Land	Buildings	Equipment	equipment	Rolling stock	construction [1]	under construction [1]	Total
	$	$	$	$	$	$	$	$
COST
January 1, 2023	2,455	3,267	9,813	259	128	37,785	14,591	68,298
Additions	-	171	398	-	-	8,215	1,258	10,042
Transfers	-	-	15,139	-	-	-	(15,139)	-
Write-Off/Disposals	-	-	-	(24)	-	-	-	(24)
December 31, 2023	2,455	3,438	25,350	235	128	46,000	710	78,316
ACCUMULATED DEPRECIATION
January 1, 2023	-	551	3,478	97	37	-	-	4,163
Depreciation	-	228	7,245	56	24	-	-	7,553
Write-Off/Disposals	-	-	-	(19)	-	-	-	(19)
December 31, 2023	-	779	10,723	134	61	-	-	11,697
Net book value as at December 31, 2023	2,455	2,659	14,627	101	67	46,000	710	66,619
[1]	Assets under construction are not being depreciated as they are not in the condition necessary to be capable of being operated in the manner intended by management.

The amount of borrowing costs included in Mine under construction for the three and nine-month periods ended September 30, 2024 is $561 and $1,518, respectively ($259 and $473 for the three and nine-month periods ended September 30, 2023). The rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the entity’s general borrowings during the three and nine-month periods ended September 30, 2024.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

In August 2024, the Company exercised its buyback option to repurchase 1% of the 3% net smelter royalty (“NSR”) initially issued to Pallinghurst Graphite International Limited on August 28, 2020, for a total amount of $1,869. The NSR applies to both first transformation proceeds of the Matawinie Mine and second transformation proceeds less allowable deductions of the Battery Material Plant. Based on the anticipated NSR payments over the project lifespan, the Company split its buyback consideration of $1,869 by allocating $963 to the "Mine under construction" asset category and $906 to the "Bécancour Battery Material Plant under construction." asset category. Additionally, the Matawinie Property was also subject to a 0.2% NSR agreement, initially contracted in 2014 and transferred to Pallinghurst Bond Limited in 2023, which the Company decided to repurchase for a consideration of $200. The buyback consideration was recorded under the "Mine under construction” asset category as it only pertained to the Matawinie Mine proceeds.

The Company granted a hypothec to Pallinghurst Graphite International Limited on the Matawinie Mining Property, including the related mining claims, to secure the Company’s obligations under the remaining 2% NSR agreement.

In August 2024, the Company demolished several cottages near the mine that had been purchased in 2018-2019. The demolition resulted in a write-off of $1,098 in the consolidated statements of loss and comprehensive loss.

7.	ACCOUNTS PAYABLE AND OTHERS

	September 30, 2024	December 31, 2023
	$	$
Trade payable and accrued liabilities	10,689	7,047
Wages and benefits liabilities	2,285	2,751
Accounts payable and others	12,974	9,798

8.	CONVERTIBLE NOTES

	Host (amortized cost)	Derivative (FVTPL)	Deferred amount	Total
	$	$	$	$
Issuance [1]	48,703	20,453	(2,773)	66,383
Interest accretion	732	—	—	732
Fair value adjustment	—	(11,199)	—	(11,199)
Amortization	—	—	140	140
Foreign exchange	382	127	(21)	488
Balance as of December 31, 2022	49,817	9,381	(2,654)	56,544
Interest accretion	5,082	—	—	5,082
Fair value adjustment	—	(8,049)	—	(8,049)
Amortization	—	—	1,453	1,453
Foreign exchange	(1,275)	(163)	32	(1,406)
Balance as of December 31, 2023	53,624	1,169	(1,169)	53,624
Interest accretion	2,607	—	—	2,607
Fair value adjustment	—	(1,184)	—	(1,184)
Amortization [2]	—	—	1,184	1,184
Foreign exchange	1,721	29	(29)	1,721
Settlement	(43,138)	—	—	(43,138)
Balance as of September 30, 2024	14,814	14	(14)	14,814

[1] Transaction costs of $821 (US$608) have been allocated to the host instrument and reduced from the net proceeds allocated to this component.

[2] The amortization for the nine-month period ended September 30, 2024 includes an additional amount of $1,066 to prevent the net amount of the Derivative and the Deferred amount components from representing a negative amount.

On November 8, 2022, the Company completed a private placement of unsecured convertible notes (the “Notes”) for aggregate gross proceeds of $67.2 million (US$50 million) with Mitsui & Co., Ltd (“Mitsui”), Pallinghurst Bond Limited (“Pallinghurst”) and Investissement Québec. The Notes are denominated in U.S. Dollars with a term of 36 months and carry a quarterly coupon interest payment of the greater of the 3-month CME Term SOFR plus 4% and 6%.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Subsequently and effective January 1, 2023, the Notes contracts were amended by:

-	Removing the interest capitalization provisions, such that accrued interest will be deemed paid in full in shares each quarter following the TSXV’s approval; and
-	Increasing the interest rate to the greater of the 3-month CME Term SOFR plus 5% and 7%.

The Notes include the following material conversion and settlement options available to the holders and the Company:

-

General conversion option: The holder of a Note, at any time before maturity, can convert the outstanding principal amount into units for US$5/unit. Each unit comprises one common share of the Company and one share warrant. The share warrant can be used to subscribe one common share of the Company at an exercise price of US$5.70/share for a period of 24 months from the date of conversion of the Note.

-

Repurchase option: The Company has, at its sole discretion, an option to repay the Notes at the Repurchase Amount (as defined in the subscription agreement) at the earlier of (i) December 31, 2023; or (ii) the date of a final investment decision (FID) as defined in the subscription agreement. Depending on the circumstances, the repurchase amount is affected by the remaining time to maturity and the cumulative interest paid to date to the Holders.

-

Interest repayment option: Quarterly, the Company has an option to pay the interest due in (i) cash; or (ii) in Common Shares subject to the TSXV’s approval, by delivering share certificates to the Holders upon maturity, conversion or redemption at a U.S. Dollar equivalent of the Company’s TSXV market share price, determined at the quarter end on which such interest became payable.

-	The Notes also include redemption mechanisms in favor of the holders in the event of a change of control or an event of default.

On May 2, 2024, the Company closed a private placement with Mitsui and Pallinghurst for the surrender and cancellation of their convertible notes dated November 8, 2022, as amended and restated effective January 1, 2023. The Company issued 12,500,000 Common Shares and 12,500,000 Warrants to Mitsui and 6,250,000 Common Shares and 6,250,000 Warrants to Pallinghurst in exchange for their convertible notes totalling US$37.5 million. Concurrently with the redemption, surrender and cancellation of Mitsui’s and Pallinghurst’s convertible notes, the Company issued 1,579,043 Common Shares that had been reserved for issuance in connection with the interest calculated between November 8, 2022, and February 14, 2024, date on which the subscription agreement was concluded.

For the three and nine-month periods ended September 30, 2024, the interest coupon totalled an aggregate amount of $446 (US$327) and $1,978 (US$1,459) respectively ($1,758 (US$1,311) and $5,054 (US$3,757) for the three and nine-month periods ended September 30, 2023). For the third quarter of 2024, the Company elected to pay the interest coupon with 205,460 common shares at a price of US$1.59 which will be issued at maturity or at conversion of the Notes. The common shares to be issued are recorded as other reserves in the consolidated statements of changes in equity.

Below is a sensitivity analysis on inputs impacting the fair value revaluation of the derivative.

		Reasonably	Sensitivity [1]		Reasonably	Sensitivity [1]
	December 31, 2023	possible change	(Derivative liability)	September 30, 2024	possible change	(Derivative liability)
Observable inputs
Share price	US$2.61	+/- 10%	+0.4M/-0.3M	US$1.57	+/- 10%	+0M/0M
Foreign Exchange rate	1.32	+/-5%	+/-0.1M	1.35	+/-5%	+/-0M
Unobservable inputs
Expected volatility	48.5%	+/- 10%	+0.1/-0.3M	46.4%	+/- 10%	+0/0M
Credit spread	4.5%	+/-5%	+/-0.03M	3.5%	+/-5%	+/-0M

[1]Holding all other variables constant.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

9.	DERIVATIVE WARRANT LIABILITY

Private placement with GM and Panasonic:

Derivative warrant liability
$
Issuance	25,742
Fair value adjustment	(5,955)
Foreign exchange	(49)
Balance as of March 31, 2024	19,738
Fair value adjustment	(10,550)
Foreign exchange	196
Balance as of June 30, 2024	9,384
Fair value adjustment	(5,859)
Foreign exchange	(130)
Balance as of September 30, 2024	3,395

On February 28, 2024, the Company completed a private placement with GM and Panasonic. Each party subscribed for 12,500,000 Common Shares and 12,500,000 Warrants. The 25,000,000 Common Shares and Warrants were issued for aggregate gross proceeds of $67.9 million (US$50 million).

The Warrants are exercisable in connection with the Tranche 2 Investment at the final investment decision (“FID”) or at the latest on February 28, 2029. Each Warrant will entitle the holder to acquire one Common Share (a “Warrant Share”) at a price equal to US$2.38 per Warrant Share.

The transaction represents a compound financial instrument that is accounted for based on the residual method under IAS 32 Financial Instruments: Presentation. The liability component which represents the warrants was evaluated based on the Black-Scholes option pricing model and totalled $25.8M (US$19M). The residual balance of $42.1M (US$31M) was then allocated to the equity component (common shares issued). The transaction costs of $2.6M were allocated proportionally between the financial liability and the equity component. Transaction costs allocated to the equity component were accounted for as a deduction from equity. Transaction costs allocated to the warrants were recorded directly in the consolidated statement of loss and comprehensive loss.

The following assumptions were used to estimate the fair value of the derivative warrant liability:

September 30, 2024
Number of Warrants	25,000,000
Risk-Free Interest Rate	4.38%
Expected Volatility	67%
Stock Price at Valuation Date	US$1.57
Exercise Price	US$2.38
Average Fair Value per Warrant	US$0.10

The main non-observable input used in the model is the expected volatility. An increase or decrease in the expected volatility used in the model of 10% would have resulted in an increase of $860 and a decrease of $807 respectively in the fair value of the warrants as at September 30, 2024.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Private placement with Mitsui and Pallinghurst:

Derivative warrant liability
$
Issuance	11,107
Fair value adjustment	(4,060)
Foreign exchange	(9)
Balance as of June 30, 2024	7,038
Fair value adjustment	(4,395)
Foreign exchange	(96)
Balance as of September 30, 2024	2,547

On May 2, 2024, the Company completed a private placement, with Mitsui and Pallinghurst for the surrender and cancellation of their convertible notes dated November 8, 2022. The Company issued 18,750,000 Common Shares and 18,750,000 Warrants to Mitsui and Pallinghurst for a total value of US$37.5 million. For more details on the transaction, refer to Note 8 – Convertible Notes.

The Warrants are exercisable in connection with the final investment decision (“FID”) or at the latest on May 2, 2029. Each Warrant will entitle the holder to acquire one Common Share (a “Warrant Share”) at a price equal to US$2.38 per Warrant Share.

The transaction represents a compound financial instrument that is accounted for based on the residual method under IAS 32 Financial Instruments: Presentation. The liability component which represents the warrants was evaluated based on the Black-Scholes option pricing model and totalled $11.1M (US$8.1M). The residual balance of $40.3M (US$29.4M) was then allocated to the equity component (common shares issued). The transaction costs of $1.3M were allocated proportionally between the financial liability and the equity component. Transaction costs allocated to the equity component were accounted for as a deduction from equity. Transaction costs allocated to the warrants were recorded directly in the consolidated statement of loss and comprehensive loss.

The following assumptions were used to estimate the fair value of the derivative warrant liability:

September 30, 2024
Number of Warrants	18,750,000
Risk-Free Interest Rate	4.38%
Expected Volatility	67%
Stock Price at Valuation Date	US$1.57
Exercise Price	US$2.38
Average Fair Value per Warrant	US$0.10

The main non-observable input used in the model is the expected volatility. An increase or decrease in the expected volatility used in the model of 10% would have resulted in an increase of $645 and a decrease of $605 respectively in the fair value of the warrants as at September 30, 2024.

10.	EQUITY

10.1 SHARE CAPITAL

Authorized share capital

Unlimited number of common shares voting and participating, with no par value. All issued ordinary shares are fully paid.

	For the nine-month period ended	For the year ended
	September 30, 2024	December 31, 2023
Shares issued at the start of the period	60,903,898	55,873,898
Shares issued from offering	—	4,850,000
Shares issued - Lac Guéret Property acquisition (Note 11)	6,208,210	—
Shares issued from Private Placement (Note 9)	43,750,000	—
Options exercised (Note 10.2)	137,500	180,000
Settlement of interest on Convertible Notes (Note 8)	1,579,043	—
Shares issued at the end of period	112,578,651	60,903,898

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

On April 17, 2023, the Company concluded an underwritten public offering agreement for 4,850,000 common shares, at a price of US$4.55 per share for gross proceeds of $29.6M (US$22M). The offering was conducted on a bought deal basis and the Company incurred underwriter fees equal to 6% of the gross proceeds.

10.2 SHARE-BASED PAYMENTS

The Board of Directors determines the price per common share and the number of common shares which may be allocated to each director, officer, employee and consultant and all other terms and conditions of the option, subject to the rules of the TSXV. The plan has a policy that caps the maximum of total options that can be granted to 10% of the total outstanding shares of the Company.

All share-based payments will be settled in equity. The Company has no legal or contractual obligation to repurchase or settle the options in cash.

The Company’s share options are as follows:

	For the nine-month period ended September 30, 2024		For the year ended December 31, 2023
		Weighted average		Weighted average
		exercise price		exercise price
	Number	$	Number	$
Opening balance	4,908,548	6.79	3,911,804	7.42
Granted	4,177,500	3.10	2,088,548	5.51
Exercised	(137,500)	2.35	(180,000)	3.20
Expired	(321,000)	6.99	(337,000)	6.52
Forfeited	(44,000)	4.21	(87,000)	5.39
Cancelled	(453,048)	8.20	(487,804)	8.20
Ending balance	8,130,500	4.89	4,908,548	6.79
Options that can be exercised	3,199,750	7.26	2,824,000	7.64

The details of the share options granted by the Company are as follows:

	For the nine-month period ended	For the year ended
	September 30, 2024	December 31, 2023
Directors	237,500	212,500
Officers	2,200,000	600,000
Employees	1,590,000	800,000
Consultants	150,000	476,048
Total granted share options	4,177,500	2,088,548

The vesting period for the options granted during the nine-month period ended September 30, 2024 occurs in two annual tranches, except for some options granted to key employees that vest upon FID, subject to certain conditions.

The weighted average fair value of the share options granted in the nine-month period ended September 30, 2024, were estimated using the Black-Scholes option pricing model based on the following average assumptions:

●	Stock price at date of grant: $3.10
●	Expected life: 5 years
●	Risk-free interest rate: 3.53%
●	Expected volatility: 80.76%
●	Expected dividend: nil
●	Fair value per option: $2.06

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

11.	EXPLORATION AND EVALUATION EXPENSES

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	$	$	$	$
Wages and benefits	905	684	2,978	2,274
Share-based compensation	344	149	868	349
Consulting fees	20	6	63	1,607
Materials, consumables, and supplies	170	166	506	511
Maintenance and subcontracting	126	177	414	452
Geology and drilling	—	—	—	8
Utilities	91	83	271	279
Depreciation and amortization	65	64	193	201
Other	82	58	193	190
Uatnan Mining Project	19	—	18,674	99
Grants	(2)	(5)	(29)	(83)
Tax credits	(60)	(52)	(304)	(171)
Exploration and evaluation expenses	1,760	1,330	23,827	5,716

On January 31, 2024, the Company completed the acquisition of the Lac Guéret property with Mason Resources Inc (“Mason”) through an asset acquisition agreement consisting mainly of 74 map-designated claims. The consideration for the asset acquisition was paid with 6,208,210 common shares of the Company, at $3.00 per share, representing a total aggregated amount of $18.6 million. The Company performed the concentration test and concluded that the acquisition represents an asset acquisition and not a business acquisition, since substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. Mining rights are specifically excluded from the scope of IAS 16, therefore, the Company applied IFRS 6. Since the Company’s accounting policy for Exploration and Evaluation activities under IFRS 6 is to classify expenditures in the consolidated statement of loss and comprehensive loss, $18.6 million was expensed under the category “Uatnan Mining Project”. A subsequent payment of $5,000,000 will be made to Mason at the start of commercial production of the contemplated Uatnan Mining Project, which will be recorded once commercial production of the Uatnan project will occur.

12.	BATTERY MATERIAL PLANT PROJECT EXPENSES

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	$	$	$	$
Wages and benefits	1,599	1,326	4,283	3,292
Share-based compensation	189	93	459	242
Engineering	5,590	1,760	11,952	4,802
Consulting fees	197	258	597	804
Materials, consumables, and supplies	553	453	1,743	1,565
Maintenance and subcontracting	635	717	1,774	1,593
Utilities	76	86	355	382
Depreciation and amortization	1,765	2,499	6,661	5,120
Other	63	52	206	143
Grants	(127)	(262)	(385)	(729)
Tax credits	(106)	(192)	(446)	(526)
Battery Material Plant project expenses	10,434	6,790	27,199	16,688

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

13.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	$	$	$	$
Wages and benefits	1,715	1,681	5,344	5,380
Share-based compensation	1,422	622	4,071	1,661
Professional fees	494	632	2,602	2,045
Consulting fees	505	391	1,393	1,844
Travelling, representation and convention	263	98	714	655
Office and administration	1,202	1,344	4,128	5,436
Stock exchange, authorities, and communication	98	93	381	345
Depreciation and amortization	49	62	169	187
Loss on write-off/disposal of property, plant and equipment	1,098	—	1,098	5
Other financial fees	19	4	27	16
Grants	—	—	(46)	—
General and administrative expenses	6,865	4,927	19,881	17,574

14.	NET FINANCIAL COSTS (INCOME)

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	$	$	$	$
Foreign exchange loss (gain)	(387)	942	1,735	(137)
Interest income	(993)	(721)	(2,885)	(2,118)
Interest expense on lease liabilities	3	4	11	14
Change in fair value - Listed shares	225	(125)	775	(425)
Change in fair value - Embedded derivative and deferred amount amortization	—	(538)	—	(6,600)
Change in fair value - Derivative warrant liability	(10,254)	—	(30,819)	—
Interest and accretion on borrowings and notes	309	2,817	3,810	8,394
Loss on convertible notes settlement	—	—	7,548	—
Net financial costs (income)	(11,097)	2,379	(19,825)	(872)

15.	ADDITIONAL CASH FLOW INFORMATION

	For the nine-month periods ended
	September 30, 2024	September 30, 2023
	$	$
Grants receivable and other current assets	243	92
Deferred grants	(380)	157
Mining tax credits	362	(697)
Sales taxes receivable	(438)	920
Prepaid expenses	769	1,210
Accounts payable and other	525	(298)
Total net change in working capital	1,081	1,384

Income tax received	1,110	—
Interest paid	59	—

Non-cash financing activities
Share issue costs included in accounts payable and accrued liabilities	121	—

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Reconciliation of additions presented in the property, plant and equipment schedule to the net cash used in investing activities

	For the nine-month periods ended
	September 30, 2024	September 30, 2023
	$	$
Additions of property, plant and equipment as per note 6	13,965	7,534
Non-cash decrease of the asset rehabilitation obligation	36	44
Borrowing costs included in Mine under construction	(1,518)	(473)
Share-based compensation capitalized (non-cash)	(519)	(416)
Grants recognized	17	145
Grants received	(104)	(4,148)
Accounts payable variation related to property, plant and equipment	(2,516)	6,291
Net cash flow used in investing activities - purchase of property, plant and equipment	9,361	8,977

16.	RELATED PARTY TRANSACTIONS

The Company considers its directors and officers to be key management personnel. Transactions with key management personnel are set out as follows:

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	$	$	$	$
Key management compensation
Employee benefit expenses	540	479	1,660	1,729
Share-based payments	1,303	483	3,146	908
Board fees	219	213	666	665

During the three and nine-month periods ended September 30, 2024, the Company incurred interest fees of $446 (US$327) and $1,978 (US$1,459) respectively ($1,758 (US$1,311) and $5,054 (US$3,757) for the three and nine-month periods ended September 30, 2023) to Mitsui, Investissement Québec and Pallinghurst, as disclosed above in Note 8 – Convertible Notes.

During the three-month period ended September 30, 2024, the Company repurchased a 1% NSR to Pallinghurst Graphite International Limited, along with a second NSR of 0.2% to Pallinghurst Bond Limited. For more details on this transaction, refer to note 6 – Property, plant and equipment.

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

FAIR VALUE

Current financial assets and financial liabilities are valued at their carrying amounts, which are reasonable estimates of their fair value due to their relatively short-maturities; this includes cash and cash equivalents, other receivables and accounts payable and accrued liabilities. Borrowings and the convertible debt host are accounted for at amortized cost using the effective interest method, and their fair value approximates their carrying value except for the convertible debt host for which fair value is estimated at $16,789 (US$12,437) as at September 30, 2024 ($66,227 and US$50,073 as at December 31, 2023) (level 3).

Fair Value Hierarchy

Subsequent to initial recognition, the Company uses a fair value hierarchy to categorize the inputs used to measure the financial instruments at fair value grouped into the following levels based on the degree to which the fair value is observable.

-	Level 1: Inputs derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
-

Level 2: Inputs derived from other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

-	Level 3: Inputs that are not based on observable market data (unobservable inputs).

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

	As at September 30, 2024
	Level 1	Level 2	Level 3	Total
Financial Assets at FVTPL
Non-current investments (Equity investment in publicly listed entities)	300	—	—	300
Financial liabilities at FVTPL
Convertible notes - Embedded derivatives (note 8)	—	—	—	—
Warrants (note 9)	—	—	5,942	5,942

	As at December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial Assets at FVTPL
Non-current investments (Equity investment in publicly listed entities)	1,075	—	—	1,075
Financial liabilities at FVTPL
Convertible notes - Embedded derivatives (note 8)	—	—	—	—

There were no transfers between Level 1, Level 2 and Level 3 during the three and nine-month periods ended September 30, 2024 (none in 2023).

Financial Instruments Measured at FVTPL

Non-Current investments

Equity instruments publicly listed are classified as a Level 1 in the fair value hierarchy. Their fair values are a recurring measurement and are estimated using the closing share price observed on the relevant stock exchange.

18.	COMMITMENTS

The Company’s future minimum payments of commitments as at September 30, 2024 are as follows:

Total
Capital expenditure obligations	640
Commercial projects long-lead item obligations	3,389
Balance as at September 30, 2024	4,029